SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Final Amendment)
                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------

               RESOURCES ACCRUED MORTGAGE INVESTORS L.P.-SERIES 86
               ---------------------------------------------------
                            (Name of Subject Company)

                             BIGHORN ASSOCIATES LLC
                    PRESIDIO CAPITAL INVESTMENT COMPANY, LLC
                    ----------------------------------------
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------

                                   David King
                    Presidio Capital Investment Company, LLC
                               527 Madison Avenue
                            New York, New York 10022
                                 (212) 319-3400

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                                David J. Heymann
                               Post & Heymann, LLP
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                 (516) 681-3636
                      ------------------------------------

CUSIP No. NONE                        14D-1/A                             Page 2
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1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                             Bighorn Associates LLC
                                   11-3516771
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2.    Check the Appropriate Box if a Member of a Group

      (a)   |_|

      (b)   |X|
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3.    SEC Use Only

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4     Sources of Funds

                                       WC
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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f)                                                           |_|
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6.    Citizenship or Place of Organization

                                    Delaware
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7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                     45,303
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8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares |_|

--------------------------------------------------------------------------------
9.    Percent of Class Represented by Amount in Row 7

                                     13.73%
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10.   Type of Reporting Person

                                       OO
================================================================================

CUSIP No. NONE                       14D-1/A                              Page 3
================================================================================
1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                    Presidio Capital Investment Company, LLC
                                   06-1509220
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group

      (a)   |_|

      (b)   |X|
--------------------------------------------------------------------------------
3.    SEC Use Only
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4     Sources of Funds

                                       N/A
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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f)                                                           |_|

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

                                    Delaware
--------------------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                     48,502*
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8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares     |_|
--------------------------------------------------------------------------------
9.    Percent of Class Represented by Amount in Row 7

                                      14.7%
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10.   Type of Reporting Person

                                       CO
================================================================================
* 45,303 units are owned by Bighorn Associates LLC, 1,389 units are owned by T-Two Partnership Acquisition Company, L.P. and 1,810 are owned by Presidio Partnership II Corp., all of which are directly or indirectly 100% owned by Presidio Capital Investment Company, LLC

               FINAL AMENDMENT TO SCHEDULE 14D-1 and SCHEDULE 13D

      This Amendment constitutes (i) the Final Amendment to the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on November 17, 1999 by Bighorn Associates LLC., a Delaware limited liability company (the "Purchaser"), and Presidio Capital Investment Company LLC ("PCIC"), as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 30, 1999, and as further amended by Amendment No. 2 thereto filed with the Securities and Exchange Commission on December 14, 1999, relating to the tender offer by the Purchaser to purchase up to 148,000 outstanding units of limited partnership interest ("Units") of Resources Accrued Mortgage Investors L.P.-Series 86 (the "Partnership"), at a purchase price of $22 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 1999, , as Supplemented by Supplement No. 1 thereto dated December 14, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), and (ii) the Purchaser's and PCIC's initial filing on Schedule 13D under Section 13(d) of the Securities Exchange Act of 1934, as amended. The item numbers and responses thereto set forth below are in accordance with the requirements of Schedule 14D-1.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 4 is hereby amended to add the following:

      The total amount of funds required by the Purchaser to purchase aaa Units pursuant to the Offer, excluding related fees and expenses, was $996,666.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Item 6 is hereby amended to add the following:

      The Offer by the Purchaser for up to 148,000 Units expired 12:00 midnight, New York City time, on December 31, 1999. Pursuant to the Offer, the Purchaser purchased 45,303 Units, constituting approximately 13.73% of the outstanding Units. As a result, the Purchaser and its affiliates now own an aggregate of 48,502 Units constituting approximately 14.7% of the outstanding Units.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            BIGHORN ASSOCIATES LLC


                                            By: Presidio Capital Investment
                                                Company, LLC, member


                                                By /s/ David King
                                                   -----------------------------
                                                   David King
                                                   President


                                            PRESIDIO CAPITAL INVESTMENT
                                             COMPANY, LLC


                                            By /s/ David King
                                               ---------------------------------
                                               David King
                                               President

Dated: January 4, 2000


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